9th Floor - 1021 West Hastings Street
Vancouver, BC, Canada V6E 0C3

AUSTIN GOLD ENTERS INTO ATM AGREEMENT

February 10, 2026

Vancouver, BC, Canada -- Austin Gold Corp. (NYSE American: AUST) ("Austin Gold" or the "Company") announces today that it has entered into an At-the-Market Offering Agreement (the "ATM Agreement") with H.C. Wainwright & Co., LLC (the "Lead Manager") as lead manager and Roth Capital Partners, LLC as co-manager.  Under the terms of the ATM Agreement, the Company will be entitled to sell, at its sole discretion and from time to time as it may choose, common shares of the Company ("Shares") through the Lead Manager having an aggregate gross offering amount of up to US$7.5 million (the "Offering").

Sales of Shares, if any, may be made in sales deemed to be an "at-the-market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), including through distributions directly on the NYSE American LLC or other established United States trading markets.  Under the Offering, no offers or sales of Shares will be made in Canada or other trading markets in Canada.  The Shares will be distributed at the market prices prevailing at the time of sale. As a result, prices of Shares sold under the Offering, if any, may vary between purchasers and distributions.

The Company anticipates using the net proceeds from sales under the ATM Agreement to fund the exploration of its properties, for working capital and for general corporate purposes.

The Offering will be made by way of a prospectus supplement dated February 10, 2026 (the "Prospectus Supplement") to the base prospectus contained in the Company's existing U.S. shelf registration statement on Form F-3 (File No. 333-272626) (the "Registration Statement"), which became effective July 3, 2023.  The Prospectus Supplement and the base prospectus have been filed with the United States Securities and Exchange Commission (the "SEC") and are, together with the related Registration Statement, available on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Austin Gold Corp.

Austin is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 34.9 mi2 (90 km2) of unpatented lode mining claims and private property. In Oregon, the Stockade Mountain Project consists of approximately 10.5 mi2 (27.2 km2) of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development
604-644-6580

info@austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, timing and pricing of sales of Shares pursuant to the Offering, if any, anticipated use of proceeds from the Offering, the Company's expectations, strategies and plans for the Lone Mountain Project, the Stockade Mountain Project, and the Kelly Creek Project, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information. These risks are set forth in reports that the Company files with the SEC, which you can review and obtain copies from the SEC's website at www.sec.gov. The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.